U-Vend, Inc
1507 7th Street, Unit 425
Santa Monica, CA 90401

November 5, 2014

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	U-Vend, Inc.
File Number 333-195914
Attn:	Dean Brazier, Staff Attorney Dietrich King, Legal Branch Chief Mara Ranson, Assistant Director Division of Corporation Finance

Ladies and Gentlemen:

On behalf of U-Vend, Inc. (the “Company”), we herewith request acceleration of the effective date of the offering to Friday, November 7, 2014, at 2:00 PM Eastern Time, or as soon as practicable thereafter.

We acknowledge that:

· Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· We may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Raymond Meyers
Raymond Meyers
Chief Executive Officer